Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Sold Back Senior Convertible Notes Which It Owns in its
Subsidiary
     HUIZHOU, China, Nov. 30 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) (the “Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China today announced that the Company has sold the 4% Senior Convertible Notes due 2011 (the “Notes”) of its subsidiary Qiao Xing Mobile Communication Co., Ltd (NYSE: QXM) (the “Subsidiary”), which it owns, back to the Subsidiary.
     The Subsidiary paid the US$30 million aggregate principal amount, plus US$1,790,081 of accrued interest and foreign exchange expenses, to the Company for the Notes. The Company purchased the Notes on March 31, 2009 from DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd., at a discounted price of US$24 million.
     In accordance with the terms of the Notes, the holders of the Notes have the right of optional redemption in November 2009 (the “Early Redemption Date”). XING had intended to hold the Notes until this early Redemption Date and get fixed return on this investment; therefore, it decided to sell them back to its Subsidiary. Furthermore, as the Company is moving quickly with its strategic transition to focus on the resources industry, it may require greater cash reserves for potential acquisitions. XING expects to record a significant gain for this investment.
     “The sale is a reflection of our commitment to strategically focus on the resources business. With an over US$31 million cash injection following the transaction, we expect to have increased financial flexibility to pursue new opportunities to make additional acquisitions in the resources industry,” commented Mr. Ruilin Wu, Chairman and Chief Executive Officer of XING. “This move also demonstrates our commitment to improve our corporate governance by instituting a simple and independent relationship between XING and QXM.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry while negotiating with potential buyers to divest its indoor phone and lower-end mobile phone business.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Telephone, Inc.’s beliefs and expectations, are forward-

looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Telephone, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 30, 2009.
     For more information, please contact:
     Company Contact:
          Mr. Rick Xiao, Vice President
          Email: rick@qiaoxing.com
          Tel: +86-752-282-0268
     Investor Relations Contact:
          Mr. Ed Job, Account Manager
          Email: ed.job@ccgir.com
          Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Telephone, Inc.